SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 8, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated February 7, 2008, announcing the Company’s results for the first quarter of the 2008 fiscal year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 8, 2008	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

HIGHLIGHTS AND KEY FIGURES FOR THE FIRST QUARTER OF 2008 FISCAL YEAR
•	For the first quarter of the 2008 fiscal year, Infineon reported revenues for its segments excluding Qimonda of Euro 1.09 billion. EBIT for Infineon excluding Qimonda was Euro 65 million, compared to negative Euro 25 million in the prior quarter. EBIT included a net gain of Euro 11 million compared to net charges of Euro 94 million in the previous quarter.
•	For the first quarter, Infineon reported group revenues of Euro 1.60 billion, a net loss of Euro 396 million, and EBIT of negative Euro 368 million.

	3 months ended	year-on-year	3 months ended	sequential	3 months ended
Revenues in Euro million	Dec 31, 06	+/- in %	Sep 30, 07	+/- in %	Dec 31, 07

Infineon excluding Qimonda	958	14%	1,127	(3%)	1,090
Qimonda	1,173	(56%)	711	(28%)	513

Infineon Group	2,131	(25%)	1,838	(13%)	1,603

EBIT in Euro million

Infineon excluding Qimonda	(9)	+++	(25)	+++	65
Qimonda	225	– – –	(216)	– – –	(433)

Infineon Group	216	– – –	(241)	(53%)	(368)

Net income (loss) Infineon Group in Euro million	120	– – –	(280)	– – –	(396)

Basic and diluted income (loss) per share (in Euro)	0.16	– – –	(0.37)	– – –	(0.53)

Diluted income (loss) per share (in Euro)	0.15	– – –	(0.37)	– – –	(0.53)

EBIT for Infineon excluding Qimonda in the first quarter of the 2008 fiscal year included a net gain of Euro 11 million, reflecting a gain of Euro 28 million from the sale of part of the interest in the company’s high-power bipolar business, which was partly offset by charges of Euro 17 million, mostly reflecting a write-off of acquired in-process research & development of Euro 14 million relating to the mobile phone business acquired from LSI. EBIT for Infineon excluding Qimonda in the fourth quarter of the 2007 fiscal year included net charges of Euro 94 million, mainly relating to the sale of Qimonda shares.
OUTLOOK FOR SECOND QUARTER AND 2008 FISCAL YEAR
•	Infineon excluding Qimonda expects sales for the second quarter to decrease by a mid single-digit percentage sequentially. EBIT excluding net gains or charges is expected to decline compared to the prior quarter, but remain positive, with low single-digit EBIT margin.
•	Revenues for the second quarter in the Automotive, Industrial & Multimarket segment are expected to be approximately flat sequentially, with segment EBIT margin of eight to nine percent. Revenues in the Communication Solutions segment are expected to decline by a mid-teens percentage compared to the prior quarter, with segment EBIT of approximately negative Euro 30 million before net gains or charges.
•	For the full year, Infineon expects revenues for its segments excluding Qimonda to grow by a high single-digit percentage with positive EBIT before net gains or charges and low to mid single-digit EBIT margin. In the Automotive, Industrial & Multimarket segment, revenues and segment EBIT excluding net gains or charges are both expected to decline slightly from 2007 fiscal year levels. In Communication Solutions, Infineon expects revenue growth of 25 to 30 percent with low to mid single-digit negative segment EBIT margin before net gains or charges.

Infineon reports results for the first quarter of 2008 fiscal year
Neubiberg, Germany — February 7, 2008 — Infineon Technologies AG (FSE/NYSE:IFX) today reported results for the first quarter of the 2008 fiscal year ended December 31, 2007.
Results for Infineon excluding Qimonda for first quarter of 2008 fiscal year
Revenues for Infineon excluding Qimonda in the first quarter of the 2008 fiscal year were Euro 1.09 billion, down three percent sequentially and up 14 percent year-over-year. The sequential decline reflects higher revenues in the Communication Solutions segment and lower revenues in the Automotive, Industrial & Multimarket segment. Excluding effects from currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, revenues for Infineon excluding Qimonda declined three percent sequentially and rose 15 percent year-over-year.
EBIT for Infineon excluding Qimonda was Euro 65 million in the first quarter, up from negative Euro 25 million in the prior quarter. EBIT in the first quarter included a net gain of Euro 11 million, reflecting a gain of Euro 28 million from the sale of part of the company’s interest in its high-power bipolar business, which was partly offset by charges of Euro 17 million, reflecting a write-off of acquired in-process research & development (R&D) of Euro 14 million relating to the mobile phone business acquired from LSI and restructuring expenses of Euro 3 million. Fourth quarter EBIT included net charges of Euro 94 million, mainly relating to the sale of Qimonda shares. For additional detail on net gains and charges included in the EBIT of Infineon excluding Qimonda, please see the table on page 10 of this release. Also included in EBIT for the first quarter of the 2008 fiscal year were Euro 9 million for the amortization of acquisition-related intangible assets related mainly to the business acquired from LSI.
Results for the Infineon group for first quarter of 2008 fiscal year
In the first quarter, Infineon reported group revenues of Euro 1.60 billion, net loss of Euro 396 million, EBIT of negative Euro 368 million, and basic and diluted loss per share of Euro 0.53.
Outlook for Infineon excluding Qimonda for second quarter of 2008 fiscal year

For the second quarter of the 2008 fiscal year, Infineon expects revenues for its segments excluding Qimonda to decrease by a mid single-digit percentage compared to the first quarter. The company anticipates EBIT for its segments excluding Qimonda and before net gains or charges to decline from the prior quarter’s level, but to remain positive with low single-digit EBIT margin. In the second quarter, Infineon expects net gains or charges to be insignificant.
Outlook for Infineon excluding Qimonda for 2008 fiscal year
For the full year, Infineon maintains its outlook for the Automotive, Industrial and Multimarket segment: revenues and EBIT excluding net gains or charges are both expected to decline slightly from 2007 fiscal year levels. From the third quarter of the 2008 fiscal year onwards, Infineon expects revenues in the Communication Solutions segment to return to sequential growth. Despite the outlook for the current quarter, Infineon expects the full year to yield revenue growth for the Communication Solutions segment of 25 to 30 percent, with low to mid single-digit negative EBIT margin before net gains or charges. For its segments excluding Qimonda, Infineon currently expects revenues to increase by a high single-digit percentage year-on-year. EBIT for its segments excluding Qimonda and before net gains or charges in the 2008 fiscal year is anticipated to be positive with low to mid single-digit EBIT margin.
“In line with our turnaround plan, results for Infineon excluding Qimonda showed solid year-over-year improvements in the first quarter of the 2008 fiscal year, and in particular, both the wireless business and the total Communication Solutions segment reached the goals we set for them”, said Dr. Wolfgang Ziebart, President and CEO of Infineon Technologies AG. “For the 2008 fiscal year, we expect reasonably steady performance from our Automotive, Industrial and Multimarket segment and significant improvements for the Communication Solutions segment year-over-year. We continue to target 10 percent EBIT margin for the 2009 fiscal year, although uncertain prospects for the global economy, the adverse currency development, and the revised outlook are headwinds that make reaching this goal more challenging.”
Additional details concerning the outlook can be found in the segments’ sections below.

Segments’ first quarter performance and outlook
Automotive, Industrial & Multimarket (AIM)

Bars: Revenues in millions of Euro; Line: Reported EBIT margin in percent with EBIT in millions of Euro.

In the first quarter of the 2008 fiscal year, the Automotive, Industrial & Multimarket segment reported revenues of Euro 743 million, representing a nine percent decrease compared to the prior quarter and five percent growth year-over-year. The sequential revenue decline was mostly due to the deconsolidation of the high-power bipolar business and the effects of the currency fluctuations, primarily between the U.S. dollar and the Euro. Excluding these effects, segment revenues decreased four percent sequentially and grew 13 percent year-over-year. Segment EBIT was Euro 93 million compared to Euro 102 million in the prior quarter. Included in the first quarter segment EBIT was a gain of Euro 28 million from the sale of part of the company’s interest in its high-power bipolar business. Segment EBIT for the fourth quarter did not include any net gains or charges.
Revenues and EBIT in the automotive business decreased compared to the previous quarter due to seasonality, the currency impact, weak demand from U.S. car manufacturers, and annual price reductions for major customers. In the industrial & multimarket business, revenues and EBIT decreased due to seasonal weakness in the consumer, computing and telecom markets, the currency impact, and the deconsolidation of the high-power bipolar business. Demand for high-power products remained strong. The results of the security & ASICs business were better than expected, mainly due to continued high demand in the chip card and security business.
Automotive, Industrial & Multimarket’s outlook for second quarter of 2008 fiscal year
In the second quarter of the 2008 fiscal year, Infineon expects revenues of its Automotive, Industrial & Multimarket segment to be approximately flat compared to the prior quarter, in line with the usual seasonal pattern. Segment EBIT margin is expected to be in the range of eight to nine percent.

Revenues in the segment’s automotive business are expected to increase compared to the first quarter despite ongoing weakness in demand from U.S. car manufacturers and annual price reductions for major customers. Revenues in the industrial & multimarket business are anticipated to decline due to the usual seasonal pattern in the consumer, computing and telecom markets. Results in the security & ASICs business are anticipated to remain broadly unchanged compared to the prior quarter due to strong demand for chip cards.
Automotive, Industrial & Multimarket’s outlook for 2008 fiscal year
The forecast for the Automotive, Industrial & Multimarket segment for the 2008 fiscal year remains unchanged. Infineon still expects segment revenues to be down slightly compared to the 2007 fiscal year. Excluding net gains or charges, segment EBIT is anticipated to decrease slightly year-on-year.
Communication Solutions (COM)

Bars: Revenues in millions of Euro; Line: Reported EBIT margin in percent with EBIT in millions of Euro.

In the first quarter of the 2008 fiscal year, revenues in the Communication Solutions segment were Euro 356 million, up 12 percent compared to the prior quarter and up 51 percent year-over-year. Excluding the effects of the currency fluctuations, primarily between the U.S. dollar and the Euro, and the contribution from the mobile phone business acquired from LSI and the DSL CPE activities acquired from Texas Instruments, segment revenues increased 31 percent year-over-year and one percent sequentially. Segment EBIT for the first quarter improved to negative Euro 11 million, compared to negative Euro 14 million in the prior quarter. Included in the segment EBIT for the first quarter was a write-off of Euro 14 million of acquired in-process R&D in connection with the acquisition of the mobile phone business of LSI. The segment reached its earnings goals, as anticipated. Also included in the segment EBIT for the first quarter was the amortization of acquired intangible assets of Euro 9 million relating mainly to the mobile phone business acquired from LSI. Segment EBIT for the fourth quarter did not include any net gains or charges.

In the wireless business, revenues increased significantly, as expected, driven mainly by the consolidation of the mobile phone business acquired from LSI and a continued increase in mobile phone platform shipments. The wireless business reached its earnings goals, as anticipated, when excluding the write-off of acquired in-process R&D of Euro 14 million. Excluding the DSL CPE activities acquired from TI, revenues in the broadband business decreased compared to the prior quarter due to continued weak demand, particularly in the infrastructure business.
Communication Solutions’ outlook for second quarter of 2008 fiscal year
Revenues in the Communication Solutions segment are expected to decline by a mid-teens percentage in the second quarter of the 2008 fiscal year compared to the prior quarter. This is expected to be driven mainly by typical wireless seasonality, but also by lower than expected volumes in certain mobile phone platform projects. The broadband business is anticipated to stabilize on the low level of the prior quarter. Segment EBIT is anticipated to follow the revenue decrease and to come in at approximately negative Euro 30 million before net gains or charges.
Communication Solutions’ outlook for 2008 fiscal year
Revenues in the Communication Solutions segment are expected to return to growth beginning with the third quarter of the 2008 fiscal year. For the full year, Infineon now expects year-on-year revenue growth of 25 to 30 percent in the segment. Segment EBIT is anticipated to be negative and result in a low to mid single-digit negative EBIT margin before net gains or charges, including amortization of acquisition-related intangible assets of around Euro 25 million.

Qimonda

Bars: Revenues in millions of Euro; Line: Reported EBIT margin in percent with EBIT in millions of Euro *) EBIT reported net of minority interests.

In the first quarter of the 2008 fiscal year, Qimonda reported revenues of Euro 513 million, down 28 percent quarter-over-quarter and down 56 percent year-over-year. First quarter EBIT was negative Euro 433 million compared to EBIT of negative Euro 216 million in the previous quarter. Minority interests, calculated from Qimonda’s first quarter net loss, were Euro 128 million. Qimonda recorded charges of Euro 29 million in connection with its agreement with Infineon for the production of wafers at the Infineon Technologies Dresden GmbH & Co. OHG production facility and its cancellation thereof during the quarter ended December 31, 2007, which were eliminated on consolidation. Infineon’s beneficial ownership interest in Qimonda as of December 31, 2007 was 77.5 percent.
Qimonda’s outlook for the second quarter of 2008 fiscal year
In the second quarter of the 2008 fiscal year, Qimonda expects its bit production to be up by a mid single-digit percentage compared to the first quarter. Additionally, Qimonda has begun to reassess its capacity corridors with foundry partners in light of the relatively low DRAM market price environment.
Qimonda’s outlook for 2008 fiscal year
Qimonda is currently targeting an increase in its bit production for the 2008 fiscal year of 30 to 40 percent, compared with its prior estimate of about 50 percent, taking into account an accelerated reduction of 200 millimeter capacities, partly offset by productivity improvements through conversion to 80 nanometer and 75 nanometer technologies. Qimonda continues to expect bit demand for DRAM to be driven by continued solid growth in graphics, consumer and communication applications and the move to higher density modules in the PC market. The share of bit-shipments for use in non-PC applications is anticipated to be greater than 50 percent for the full fiscal year. Qimonda has reduced its target for capital expenditures for the 2008 fiscal year to a range of Euro 400 to 500 million. As part of the saving measures, the construction of a new 300 millimeter fab in Singapore has been put on hold pending improved market conditions. Qimonda has reduced its targets for R&D and Selling, General & Administrative (SG&A) expenses for the 2008 fiscal year. It currently expects R&D expenses in the range of Euro 430 to 460 million and SG&A expenses in the range of Euro 200 to 220 million.
Other Operating Segments / Corporate and Eliminations

	3 months ended
Revenues in Euro million	Dec 31, 06	Mar 31, 07	Jun 30, 07	Sep 30, 07	Dec 31, 07

Other Operating Segments	70	50	54	45	38
Corporate and Eliminations	(58)	(51)	(54)	(50)	(47)

	3 months ended
EBIT in Euro million	Dec 31, 06	Mar 31, 07	Jun 30, 07	Sep 30, 07	Dec 31, 07

Other Operating Segments	(3)	(5)	(2)	(2)	(4)
Corporate and Eliminations	(1)	(26)	(25)	(111)	(13)

EBIT in Corporate and Eliminations included charges of Euro 3 million in the first quarter, mainly in connection with restructuring. EBIT in Corporate and Eliminations in the fourth quarter of the 2007 fiscal year included charges of Euro 93 million, mainly relating to the sale of Qimonda shares.
Other Operating Segments / Corporate and Eliminations’ outlook for second quarter of 2008 fiscal year
In the second quarter, Infineon expects revenues and EBIT before net gains or charges in Other Operating Segments and Corporate and Eliminations to remain broadly unchanged compared to the prior quarter. Infineon expects net gains or charges to be insignificant.
Major business highlights of Infineon’s segments in the first quarter of the 2008 fiscal year can be found in this document after the financial tables.
All figures are preliminary and unaudited.

Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on February 7, 2008, at 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the first quarter of the 2008 fiscal year. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at www.infineon.com.
IFX financial and trade fair calendar (*preliminary date)
•	Feb 12, 2008 Analyst Presentation at the Mobile World Congress in Barcelona
•	Feb 14, 2008 Annual General Meeting of Shareholders
•	Apr 23, 2008* Earnings Release for the Second Quarter of the 2008 Fiscal Year
•	Jun 2/3, 2008* IFX Day: Annual Analyst and Investor Day
•	Jul 25, 2008* Earnings Release for the Third Quarter of the 2008 Fiscal Year
•	Dec 03, 2008* Earnings Release for the Fourth Quarter and Full 2008 Fiscal Year
New in the IFX pod cast section at www.infineon.com/podcast
•	Ultra-low-cost mobiles — a truly innovative concept
•	Radar in cars
•	The transistor turns 60
•	World’s smallest protection diode
•	What is a RF-Transceiver?

FINANCIAL INFORMATION
According to U.S. GAAP — Preliminary and Unaudited
Condensed Consolidated Statements of Operations

	3 months ended
in Euro million	Dec 31, 06	Sep 30, 07	Dec 31, 07

Net sales	2,131	1,838	1,603
Cost of goods sold	(1,465)	(1,539)	(1,611)

Gross profit	666	299	(8)

Research and development expenses	(292)	(301)	(316)
Selling, general and administrative expenses	(172)	(195)	(185)
Restructuring charges	(2)	(3)	(6)
Other operating (expense) income, net	—	(76)	32

Operating income (loss)	200	(276)	(483)

Interest expense, net	(9)	(4)	(5)
Equity in earnings of associated companies, net	37	13	2
Losses on subsidiaries and associated company share issuance	—	—	(7)
Other non-operating income (expense), net	6	(10)	3
Minority interests	(27)	32	117

Income (loss) before income taxes	207	(245)	(373)

Income tax expense	(87)	(35)	(23)

Net income (loss)	120	(280)	(396)

Earnings (loss) per share*:
Shares in millions

Weighted average shares outstanding — basic	748	749	750

Earnings (loss) per share — basic (in Euro)	0.16	(0.37)	(0.53)

Weighted average shares outstanding — diluted	817	749	750

Earnings (loss) per share — diluted (in Euro)	0.15	(0.37)	(0.53)

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.
EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million	Dec 31, 06	Sep 30, 07	Dec 31, 07

Net income (loss)	120	(280)	(396)
– Income tax expense	87	35	23
– Interest expense, net	9	4	5

EBIT	216	(241)	(368)

Net Gains and Charges
Net gains and charges for Infineon excluding Qimonda generally include asset impairments, restructuring and other related closure costs, in-process research and development write-offs, certain litigation settlement costs, and gains (losses) on sales of assets, businesses, or interests in subsidiaries as well as other expense or income positions.

	3 months ended
in Euro million	Dec 31, 06	Sep 30, 07	Dec 31, 07

Impairments, restructuring and other related closure costs	1	(7)	(3)
In-process research and development write-offs	—	—	(14)
Net gains (losses) on sales of assets, businesses or interests in subsidiaries	(2)	(80)	28
Other	(1)	(7)	—

Net gains (charges)	(2)	(94)	11

Segment Results

	3 months ended			3 months ended
Net sales in Euro million	Dec 31, 06	Dec 31, 07	+/- in %	Sep 30, 07	Dec 31, 07	+/- in %

Automotive, Industrial & Multimarket	710	743	5	814	743	(9)
Communication Solutions(1)	236	356	51	318	356	12
Other Operating Segments(2)	70	38	(46)	45	38	(16)
Corporate and Eliminations(3)	(58)	(47)	19	(50)	(47)	6

Subtotal	958	1,090	14	1,127	1,090	(3)

Qimonda	1,173	513	(56)	711	513	(28)

Infineon consolidated	2,131	1,603	(25)	1,838	1,603	(13)

	3 months ended			3 months ended
EBIT in Euro million	Dec 31, 06	Dec 31, 07	+/- in %	Sep 30, 07	Dec 31, 07	+/- in %

Automotive, Industrial & Multimarket	53	93	75	102	93	(9)
Communication Solutions	(58)	(11)	81	(14)	(11)	21
Other Operating Segments	(3)	(4)	(33)	(2)	(4)	– – –
Corporate and Eliminations	(1)	(13)	– – –	(111)	(13)	88

Subtotal	(9)	65	+++	(25)	65	+++

Qimonda(4)	225	(433)	– – –	(216)	(433)	– – –

Infineon consolidated	216	(368)	– – –	(241)	(368)	(53)

(1)	Includes inter-segment sales of €2 million and €7 million for the three months ended December 31, 2006 and 2007, respectively, and €10 million for the three months ended September 30, 2007 from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €56 million and €36 million for the three months ended December 31, 2006 and 2007, respectively, and €43 million for the three months ended September 30, 2007 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €58 million and €43 million for the three months ended December 31, 2006 and 2007, respectively, and €53 million for the three months ended September 30, 2007.

(4)	EBIT results of Qimonda for the period following its IPO are reported net of minority interests. In addition, Qimonda recorded charges of €29 million in connection with its agreement with Infineon for the production of wafers at the Infineon Technologies Dresden GmbH & Co. OHG production facility and its cancellation thereof during the quarter ended December 31, 2007, which have been eliminated on consolidation.

Regional Sales Development

	3 months ended
Regional sales in %	Dec 31, 06	Sep 30, 07	Dec 31, 07

Germany	15%	15%	16%
Other Europe	16%	15%	15%
North America	28%	21%	20%
Asia — Pacific	33%	39%	40%
Japan	7%	8%	8%
Other	1%	2%	1%

Total	100%	100%	100%

Europe	31%	30%	31%

Outside-Europe	69%	70%	69%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 07	Dec 31, 07

Assets
Current assets:
Cash and cash equivalents	1,819	1,010
Marketable securities	475	769
Trade accounts receivable, net	894	761
Inventories	1,217	996
Deferred income taxes	66	70
Other current assets	807	787

Total current assets	5,278	4,393

Property, plant and equipment, net	3,647	3,581
Intangible assets, net	232	494
Long-term investments	652	626
Restricted cash	77	77
Deferred income taxes	593	578
Pension assets	60	60
Other assets	140	139

Total assets	10,679	9,948

in Euro million	Sep 30, 07	Dec 31, 07

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	336	329
Trade accounts payable	1,285	1,160
Accrued liabilities	526	477
Deferred income taxes	15	15
Short-term pension liabilities	5	6
Other current liabilities	680	635

Total current liabilities	2,847	2,622

Long-term debt	1,376	1,542
Pension liabilities	111	113
Deferred income taxes	46	48
Long-term accrued liabilities	36	39
Other liabilities	316	268

Total liabilities	4,732	4,632

Minority interests	1,033	840

Total shareholders’ equity	4,914	4,476

Total liabilities and shareholders’ equity	10,679	9,948

Condensed Consolidated Statements of Cash Flows

	3 months ended
in Euro million	Dec 31, 06	Sep 30, 07	Dec 31, 07

Net cash provided by (used in) operating activities	318	504	(51)

Net cash used in investing activities	(323)	(116)	(736)

Net cash provided by (used in) financing activities	29	142	(13)

Effect of foreign exchange rate changes	(17)	(18)	(9)

Net increase (decrease) in cash and cash equivalents	7	512	(809)

Depreciation and amortization	323	316	303

Purchases of property, plant and equipment	(326)	(445)	(288)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

in Euro million	Dec 31, 06	Sep 30, 07	Dec 31, 07

Cash and cash equivalents	2,047	1,819	1,010
Marketable securities	635	475	769

Gross Cash Position	2,682	2,294	1,779

Less: short-term debt	800	336	329
long-term debt	1,222	1,376	1,542

Net Cash Position	660	582	(92)

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the U.S. GAAP amounts presented:

	3 months ended
in Euro million	Dec 31, 06	Sep 30, 07	Dec 31, 07

Net cash provided by (used in) operating activities	318	504	(51)
Net cash used in investing activities	(323)	(116)	(736)
Thereof: Purchases of marketable securities, net	21	—	300

Free cash flow	16	388	(487)

Employee Data	Dec 31, 06	Sep 30, 07	Dec 31, 07

Infineon without Qimonda	30,071	29,598	29,840
Qimonda	12,078	13,481	13,630
Infineon worldwide	42,149	43,079	43,470
Thereof: Research and Development	8,273	8,339	8,989

Infineon business highlights for the first quarter of the 2008 fiscal year
•	AIM: Infineon continued to position itself during the quarter as a major player in safety relevant automotive applications. With annual growth rates estimated at approximately 10 percent over the next five years, safety applications in automotive electronics are expected to be one of the fastest growing businesses of the automotive market. In addition to sensors and microcontrollers for airbags, Infineon also continued to expand its lead in power electronics in airbag applications.
Energy efficiency
•	AIM: Infineon achieved a design win at Volkswagen for its 16-bit microcontroller for use in automotive body and convenience electronics. Volkswagen will use the XC2200 family microcontroller in car models for the year 2009 and beyond based on the Golf platform to provide greater gateway capabilities in automobile body and convenience electronics to support the increasing networking and communication requirements between individual automotive subsystems.

•	AIM: Focusing on energy efficiency, Infineon developed its HybridPACK 1 power module solution for automotive hybrid applications. The company recently had a design win for a mild hybrid platform with its HybridPACK1 at a major car manufacturer.

•	AIM: Infineon increased revenues in the lighting segment by eight percent compared to the first quarter of the 2007 fiscal year. Infineon is currently supplying the ten largest manufacturers in the lighting technology sector. A major recent ramp-up at a Top 5 customer confirms Infineon’s strong position in the fluorescent lamp ballast and High Intensity Discharge (HID) segment.
Communications
•	COM: Infineon again increased mobile phone platform shipments significantly, driven by strong demand from several major customers for its entry-level single-chip platforms as well as its EDGE and 3G platforms.

•	COM: Infineon shipped more than 50 million Radio Frequency (RF)/baseband single-chip solutions through the end of the 2007 calendar year, having started ramp in the first quarter of the 2006 calendar year.

•	COM: The company achieved design wins for its single-chip EDGE platform XMMTM2060 and its EDGE platform XMMTM2080 at a major customer. Ramp-up of both platforms is expected for the first half of the 2008 calendar year.

•	COM: Infineon is sampling its 65 nanometer GSM/GPRS single-chip solution X-GOLDTM113 and its EDGE single-chip solution X-GOLDTM213 which integrates baseband, power management unit, RF-transceiver, and FM radio in one single die. The chips are shipped on the XMMTM1130 and XMMTM2130 platforms and enable applications such as music player, web browsing, Java, multimedia messaging, e-mail as well as video functionality.
•	COM: The company further expanded its RF transceiver product portfolio with the development of the SMARTiTM LTE, the world’s first highly integrated long-term-evolution (LTE) RF transceiver. First silicon has already been shipped to selected customers. Infineon shipped its billionth RF transceiver in the first quarter.

•	COM: Infineon achieved design wins for its broadband Customer Premises Equipment (CPE) solutions at two major European operators.
Security
•	AIM: Infineon entered a strategic technology collaboration with Intel Corporation to address the growing market for high-end High-Density SIM cards offering memory capacities from 4MByte to 64MByte, which are a necessity for enhanced address books and location-based services, for example.

•	AIM: The company further strengthened its position in the high-end SIM card market announcing sample availability of a Near Field Communication (NFC)-enabled SIM card microcontroller, which is based on its SLE 88 family, for the second quarter of the 2008 fiscal year. Users of NFC-enabled mobile phones in which a SIM card holding this chip is integrated will be able to make payments or access public transportation by holding the mobile phone in front of a contactless terminal.

•	AIM: Infineon, the technology leader in transient voltage suppression (TVS) diodes, introduced the world’s smallest component of this type, which is smaller than a sugar crystal. The diode protects advanced electronic equipment like mobile phones, PDAs, digital video and still cameras and MP3 players against electrostatic discharge. Its ultra-small form factor and excellent electrical performance allows to build smaller and more sophisticated electronic devices with enhanced reliability.

•	AIM: Infineon received the 2007 Value Award of the Microsoft Vendor Program (MSVP). Infineon is one of the six winners selected among the more than 15,000 vendors that Microsoft works with in the United States. The Microsoft Vendor Program Excellence Awards are handed out annually to vendors that consistently provide outstanding service and results to Microsoft. Infineon was awarded for providing leading-edge semiconductor technologies for Xbox and PC hardware products.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of Euro 7.7 billion (including Qimonda sales of Euro 3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
About Qimonda
Qimonda AG is a leading supplier of DRAM memory products. Following its carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public on the New York Stock Exchange on August 9, 2006. The company generated net sales of Euro 3.6 billion in its 2007 fiscal year with approximately 13,500 employees worldwide. Qimonda has access to five 300 millimeter manufacturing sites on three continents and operates six major R&D facilities, including its lead R&D center in Dresden, Germany. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly using its power saving trench technology for graphics, mobile and consumer applications.
Further information is available at www.qimonda.com.
Infineon’s group results include the consolidated results of Qimonda. Qimonda provides outlook on its business separately.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the continued development of the business of Qimonda as a stand-alone entity and any future corporate financing measures Infineon or Qimonda may undertake. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 7, 2007. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200802.033e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com